**Exemption number: 82 4639**

02 NOV 15

# KGHM Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200, fax: (48 76) 84 78 500*

| | | | |
|---|---|---|---|
| *To:* | **Division of Corporation Finance** | | |
| *Firm:* | **United States Securities and Exchange Commission** | *Phone:* *Fax:* | *1 202 94 22 990* *1 202 94 29 624* |
| *Contact name:* | **Wojciech Marciniak** Director, Investor Relations | *Phone:* *Fax:* | *(48 76) 84 78 280* *(48 76) 84 78 205* |
| | ***Announcement also provided to required statutory authorities*** | | |
| | | *Date:* | *8 November 2002* |
| | ***Number of pages (including this one):*** | | *1* |

**...nt report 66/2002**

SUPPL

**The Management Board of KGHM Polska Miedź S.A. announces that the Tax Office in Lubin, in execution of a decision passed by the Supreme Administrative Court relating to the overturning of a decision of tax authorities with respect to interest on corporate income tax and the tax on pay rises over the norm for the years 1991 to 1995, on 7 November 2002 refunded an overpayment, together with interest, of PLN 15 977 thousand to the Company.**

**Legal basis:**
**(§81, section 1, point 2 of the Securities Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes)**

02055780

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

dlw 11/18

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego*
*Nr KRS 23302*
*President of the Management Board: Stanisław Speczik,*
*Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek*
*Share capital: PLN 2 000 000 000 (two thousand million)*